FORM 6 - K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the month of July 2005

NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)

(Translation of Registrant’s Name into English)

EDIFICIO CANTV

AVENIDA LIBERTADOR

CARACAS, VENEZUELA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934

Yes                      No      X

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report contains a press release issued by the registrant on July 29, 2005.

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, legal proceedings, and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

For Immediate Release

CANTV COMMENTS ON DECISION OF SOCIAL

CHAMBER OF SUPREME COURT REGARDING

ADJUSTMENT OF PENSIONS

Caracas, Venezuela (July 29, 2005) – Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) (NYSE: VNT) commented today on the recent decision of the Social Chamber of the Supreme Court of Venezuela in the lawsuit brought by Federación Nacional de Jubilados y Pensionados de Teléfonos de Venezuela (“FETRAJUPTEL”) (the Venezuelan National Telephone Association of Retirees and Pensioners) regarding the adjustment of pensions of retirees of CANTV.

In its comments, CANTV stated as follows:

Last Tuesday, July 26th, the Social Chamber issued an adverse decision to CANTV requiring the adjustment of pensions of retirees, retroactive to January 1, 1993. The pensions will be adjusted proportionally to the salary increases that resulted from the collective bargaining process. This decision applies to current and future retirees and their eligible survivors.

In addition, and pursuant to the new Constitution enacted on December 30, 1999, adjusted pensions that have not reached the minimum urban wage should be increased to that minimum.

A lower court will perform the calculations necessary to determine the amounts due to each retiree or its eligible survivors.

The additional pension amounts are not subject to interest or adjustment for inflation charges.

The Company believes that this decision goes far beyond the specific guidelines issued by the Constitutional Chamber in January 25, 2005, to be strictly followed by the Social Chamber. The Company also believes that the decision is in violation of the Venezuelan Constitution and it is on this ground that CANTV will request a revision from the Constitutional Chamber.

Currently the Company is assessing the potential economic impact that the Social Chamber’s decision may have. This assessment requires time and the involvement of actuarial consultants experts in these matters. However, based on very preliminary internal calculations, the range of additional liabilities associated with this decision results in a very significant impact to the Company’s balance sheet.

As a matter of reference, should the decision become firm, the low value of the range would exceed retained earnings and the high value of the range would materially affect the Company’s total equity. In addition, the payment of retroactive adjustments of pensions earned since 1993 to date, ordered in the decision, would significantly affect the Company’s current cash position.

CANTV indicated that it will be communicating future developments of this matter at the appropriate time.

Finally, CANTV stated that despite the relevance of the issue just explained, the Company continues to be committed to its customers, its shareholders and all other relevant stakeholders, and will maintain its focus on executing of its strategic plan.

The Company

CANTV, a Venezuelan corporation, is the leading Venezuelan telecommunications services provider with approximately 3.1 million access lines in service, 3.1 million cellular subscribers and 363 thousand Internet subscribers as of December 31, 2004. The Company’s principal strategic shareholder is a wholly owned subsidiary of Verizon Communications Inc. with 28.5% of the capital stock. Other major shareholders include the Venezuelan Government with 6.6% of the capital stock (Class B Shares), employees, retirees and employee trusts which own 7.1% (Class C Shares) and Telefónica de España, S.A. with 6.9%. Public shareholders hold the remaining 50.9% of the capital stock.

Forward Looking Statements

Statements in this press release that are not strictly historical in nature are forward-looking statements. These statements are only predictions based on current information and expectations and involve a number of risks and uncertainties. Actual events or results may differ materially from those projected in such statements due to various factors. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, legal proceedings and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its more recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forwardlooking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA, (CANTV)

By:	/s/ Armando Yañes
Armando Yañes
Chief Financial Officer

Date: July 29, 2005